Tandem Diabetes Care, Inc.

11075 Roselle Street

San Diego, CA 92121

December 20, 2017

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller, Esq.

Re:	Tandem Diabetes Care, Inc. Acceleration Request

Registration Statement on Form S-3 (File No. 333-222143)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. Eastern Time on December 22, 2017.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger, Esq.
Executive Vice President, General Counsel and Secretary

cc:

Tandem Diabetes Care, Inc.

Leigh Vosseller, Senior Vice President of Finance

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Ryan C. Wilkins, Esq.